# UNITED STATES OF AMERICA
# BEFORE THE
# SECURITIES AND EXCHANGE COMMISSION

June 29, 2026

In the Matter of

**Viewbix Inc.**
**3 Hanehoshet St.**
**Building B, 7th floor**
**Tel Aviv, Israel 6971068**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-289249

Viewbix Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Viewbix Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 26, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief